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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    SCHEDULE
                                     13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

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                                AMENDMENT NO. 1

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                          LASALLE RE HOLDINGS LIMITED
                                (NAME OF ISSUER)

                          LASALLE RE HOLDINGS LIMITED
                      (NAME OF PERSON(S) FILING STATEMENT)

            COMMON SHARES                             G5383Q 10 1
      PAR VALUE $1.00 PER SHARE          (CUSIP NUMBER OF CLASS OF SECURITIES)
   (TITLE OF CLASS OF SECURITIES)

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                             CT CORPORATION SYSTEM
                                 16633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 664-1666
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO:

                               RICHARD W. SHEPRO
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

                                 MARCH 28, 1997
                    (DATE TENDER OFFER FIRST PUBLISHED, SENT
                         OR GIVEN TO SECURITY HOLDERS)

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  LaSalle Re Holdings Limited, a company organized under the laws of Bermuda
(the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission on March 28, 1997 relating to its offer to purchase up to 3,703,703 of its common shares, par value $1.00 per share (the "Shares"), at prices, net to the seller in cash, not greater than $30.00 nor less than $27.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 1997 and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer").

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
       NO.                             DESCRIPTION
     -------                           -----------
     (a)(9)  Form of press release, issued by the Company on April 28, 1997, announcing preliminary results of the Offer.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Andrew Cook
                                          By __________________________________
                                             Name: Andrew Cook
                                             Title: Chief Financial Officer
                                             and Treasurer

(Date) April 28, 1997

                                       1
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                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
 (a)(9)  Form of press release, issued by the Company on April 28, 1997, announcing preliminary results of the Offer.

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